UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                HVIDE MARINE INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   44851M109
                                 (CUSIP Number)


                                 March 21, 2001
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /___/     Rule 13d-1(b)
         / X /     Rule 13d-1(c)
         ----
         /___/     Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 12 Pages

CUSIP No. 44851M109

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.              WEXFORD SPECTRUM INVESTORS LLC
         I.R.S. Identification Nos. of Above Persons (entities only)


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------


         Number of Shares           5.      Sole Voting Power                0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        179,535
         Reporting
                                    --------------------------------------------

         Person With                7.      Sole Dispositive Power           0
                                    --------------------------------------------

                                    8.      Shared Dispositive Power   179,535
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person  179,535

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                  1.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                        CO

--------------------------------------------------------------------------------

                                                              Page 2 of 12 Pages

CUSIP No. 44851M109

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                   VALENTIS INVESTORS, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
         (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                         Delaware

--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                0
         Beneficially
                                    ------------------------------------------
         Owned by Each              6.      Shared Voting Power        179,700
         Reporting
                                    ------------------------------------------
         Person With                7.      Sole Dispositive Power           0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power   179,700

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  179,700

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Exclude
         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   1.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                        CO

--------------------------------------------------------------------------------

                                                              Page 3 of 12 Pages

CUSIP No. 44851M109

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                            SOLITAIR CORP.
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
         (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                         Delaware


--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        179,700
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power           0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power   179,700

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  179,700


--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                  1.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                        CO

--------------------------------------------------------------------------------

                                                              Page 4 of 12 Pages

CUSIP No. 44851M109

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                        CHARLES E. DAVIDSON
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
         (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                     United States


--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                 0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power         538,935
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power            0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power    538,935

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   538,935

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         IN

--------------------------------------------------------------------------------

                                                              Page 5 of 12 Pages

CUSIP No. 44851M109

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                          JOSEPH M. JACOBS
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
         (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------

         Number of Shares           5.      Sole Voting Power                0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        538,935
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power           0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power   538,935

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  538,935


--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                  5.3%


--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                        IN

--------------------------------------------------------------------------------
                                                              Page 6 of 12 Pages

CUSIP No. 44851M109

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                       WEXFORD CAPITAL LLC
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
         (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                      Connecticut


--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        538,935
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power           0

                                    --------------------------------------------

                                    8.      Shared Dispositive Power   538,935

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  538,935


--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                  5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                        CO

--------------------------------------------------------------------------------

                                                              Page 7 of 12 Pages

Item 1.

     (a)   The name of the issuer is HVIDE MARINE INC. (the "Issuer").

     (b) The principal executive office of the Issuer is located at 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, Florida 33316.

Item 2.

     (a) This statement is being filed by (i) Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum"), (ii) Valentis Investors, LLC, a Delaware limited liability company ("Valentis"), (iii) Solitair Corp., a Delaware corporation ("Solitair", and together with Wexford Spectrum and Valentis, the "Stockholders"), (iv) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (v) Charles E. Davidson and
           (vi) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Wexford Spectrum is a Delaware limited liability company, the members of which are private investment funds. Wexford Spectrum was organized for the purpose of making various investments.

           Valentis is a Delaware limited liability company, the members of which are private investment funds. Valentis was formed for the purpose of making various investments.

           Solitair is a Delaware corporation, owned 99% by private investment funds.

           Wexford Capital, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Capital also serves as an investment advisor or sub-advisor to the members of Wexford Spectrum and Valentis and the majority stockholder of Solitair.

           Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Capital. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of Wexford Spectrum and Valentis and the majority stockholder of Solitair.

           Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Capital. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of Wexford Spectrum and Valentis and the majority stockholder of Solitair.

     (d) This class of securities to which this statement relates is common stock, par value $.01, of the Issuer (the "Common Stock").

     (e)   The CUSIP number of the Common Stock is 44851M109.

Item 3.

If this statement is filed pursuant to rule 240.13d-  1(b), or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


                                                              Page 8 of 12 Pages

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. / X /.

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Common Stock set forth below (on the basis of 10,116,949 shares of Common Stock issued and outstanding on October 15, 2000, as reported in the issuer's Form 10-Q for the quarter ended September 30, 2000).

     Wexford Spectrum Investors, LLC
     (a)   Amount beneficially owned:  179,535

     (b)   Percent of class: 1.8%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:  0

           (ii) Shared power to vote or to direct the vote: 179,535

           (iii)Sole power to dispose or to direct the disposition of: 0

           (iv) Shared power to dispose or to direct the disposition of: 179,535

     Valentis Investors, LLC
     (a)   Amount beneficially owned: 179,700

     (b)   Percent of class: 1.8%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:  0

           (ii) Shared power to vote or to direct the vote: 179,700

           (iii)Sole power to dispose or to direct the disposition of: 0

           (iv) Shared power to dispose or to direct the disposition of: 179,700

     Solitair Corp.
     (a)   Amount beneficially owned: 179,700

                                                              Page 9 of 12 Pages

     (b)   Percent of class: 1.8%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:  0

           (ii) Shared power to vote or to direct the vote: 179,700

           (iii)Sole power to dispose or to direct the disposition of: 0

           (iv) Shared power to dispose or to direct the disposition of: 179,700

     Charles E. Davidson
     (a)   Amount beneficially owned: 538,935

     (b)   Percent of class: 5.3%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:  0

           (ii) Shared power to vote or to direct the vote: 538,935

           (iii)Sole power to dispose or to direct the disposition of: 0

           (iv) Shared power to dispose or to direct the disposition of: 538,935

     Joseph M. Jacobs
     (a)   Amount beneficially owned: 538,935

     (b)   Percent of class: 5.3%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:  0

           (ii) Shared power to vote or to direct the vote: 538,935

           (iii)Sole power to dispose or to direct the disposition of: 0

           (iv) Shared power to dispose or to direct the disposition of: 538,935

     Wexford Capital LLC
     (a)   Amount beneficially owned: 538,935

     (b)   Percent of class: 5.3%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:  0

           (ii) Shared power to vote or to direct the vote: 538,935

           (iii)Sole power to dispose or to direct the disposition of: 0

                                                             Page 10 of 12 Pages

           (iv) Shared power to dispose or to direct the disposition of: 538,935

     Wexford Capital may, by reason of its status as investment advisor to the Stockholders, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership. In addition, three of the four directors of Solitair are members of Wexford Capital.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Stockholders.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

Item 9.    Notice of Dissolution of Group

     Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     March 28, 2001

                                            WEXFORD SPECTRUM INVESTORS LLC

                                            By:      /S/ ARTHUR A. AMRON
                                                     -------------------
                                                     Name:  Arthur H. Amron
                                                     Title:   Vice President


                                            VALENTIS INVESTORS, LLC

                                            By:      /S/ ARTHUR A. AMRON
                                                     -------------------
                                                     Name:  Arthur H. Amron
                                                     Title:   Vice President

                                                             Page 11 of 12 Pages

                                         SOLITAIR CORP.

                                         By:      /S/ ARTHUR A. AMRON
                                                  -------------------
                                                  Name:  Arthur H. Amron
                                                  Title:   Vice President

                                         WEXFORD CAPITAL LLC

                                         By:      /S/ ARTHUR A. AMRON
                                                  -------------------
                                                  Name:  Arthur H. Amron
                                                  Title:   Senior Vice President


                                         /S/ CHARLES E. DAVIDSON
                                         -----------------------
                                         CHARLES E. DAVIDSON


                                         /S/ JOSEPH M. JACOBS
                                         --------------------
                                         JOSEPH M. JACOBS

                                                             Page 12 of 12 Pages